Exhibit 3.1
CERTIFICATE OF INCORPORATION OF

PACIFIC BEACH BIOSCIENCES, INC.

ARTICLE I

The name of this Corporation is Pacific Beach Biosciences, Inc.

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 615 South DuPont Highway, Dover, DE  19901, County of Kent, and the name of its registered agent at such address is National Corporate Research, Ltd.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

The name and mailing address of the incorporator is Gina M. Leong, Morrison & Foerster LLP, 12531 High Bluff Drive, Suite 100, San Diego, California 92130.

ARTICLE V

This Corporation is authorized to issue two classes of stock to be designated “Common Stock” and “Preferred Stock.”  The total number of shares which the Corporation is authorized to issue is Twenty-Five Million (25,000,000) shares, Twenty Million (20,000,000) of which shall be Common Stock, par value $0.001 per share, and Five Million (5,000,000) of which shall be Preferred Stock, par value $0.001 per share.

ARTICLE VI

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived any improper personal benefit.  If the General Corporation Law of the State of Delaware is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE VII

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE VIII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE IX

The number of directors which shall constitute the whole Board of Directors of the Corporation shall be fixed from time to time by, or in the manner provided in, the Bylaws of the Corporation or in an amendment thereof duly adopted by the Board of Directors of the Corporation or by the stockholders of the Corporation.

ARTICLE X

Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide.  The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors of the Corporation or in the Bylaws of the Corporation.

ARTICLE XI

Except as otherwise provided in this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

IN WITNESS WHEREOF, the undersigned has signed this Certificate of Incorporation this 5th day of October, 2006.

/s/ Gina M. Leong
Gina M. Leong, Sole Incorporator